JayHawk Energy, Inc.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado  80021
303-327-1571
===================================================================================================================

June 25, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  H. Roger Schwall, Assistant Director
          Division of Corporation Finance

          Karl Hiller
          Joanna Lam

Re: JayHawk Energy Inc                                           .
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 21, 2007
Form 10-QSB for the Fiscal Quarter Ended December 31, 2007
Filed February 13, 2008
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
Filed May 16, 2008
File No. 333-121034

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 17, 2008 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007 (the “Annual Report”) of JayHawk Energy, Inc. (the “Company”), the Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2008. The responses set forth herein refer to each of the Staffs’ comments by number.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

1. We have additional comments in this letter which are necessary because you did not address the concerns raised in many of the comments included in our prior letter.  If you do not understand the comments you receive, we ask that you seek assistance from qualified persons or contact us for clarification in advance of your next reply.

Response

       We understand that concerns specified in your comment letter dated April 15, 2008 were intended to request amendment to our financial statements to clarify disclosures and statements made therein and it is clear that treating those comments to revise disclosures prospectively is not adequate.  We have therefore amended our annual filing as described in the comment letter to address your comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

2. We have read your response to prior comment 1, clarifying that although you did not have proven reserves as of the filing date, you do have proven reserves as of January 2008.  Since you had not established reserves as defined in Rule 4-10(a) of Regulation S-X as of September 30, 2007, you should utilize different language to describe your interests in the Uniontown project, and modify non-specific references to reserves as necessary to clarify that you did not then have reserves and that your disclosure pertains only to those reserves that may be established in the future.  We reissue prior comment 1.

Response

       We have amended our annual filing on Form 10-KSB/A to remove any discussion of “reserves” as defined in Rule 4-10(a) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 17

3. We note that you have not complied with prior comment 2, explaining only that you included cumulative financial data from inception to September 30, 2007 as you were considered a development stage company at the time, although you also state that you no longer consider yourself to be a development stage company due to significant revenues incurred beginning in January 2008. If the cumulative information has not been audited, it should be labeled accordingly.  We reissue prior comment 2.

Response

While the financial data from inception to September 30, 2007 has been audited on a year by year basis, the financial information as presented in a cumulative format has not specifically been audited.  Therefore we have amended our annual filing on Form 10-KSB/A to include the heading “Unaudited” on the financial statements that include inception to September 30, 2007 financial information.

Financial Statements

Statements of Changes in Stockholders’ Equity, page 20

4. We note that you have not addressed the concern identified in prior comment 3, pertaining to your disclosure of per share amounts without regard to the retroactive adjustments made to share activity, including outstanding shares, for the effect of a stock split.

Although you may have factored your stock split into computations of EPS, required under paragraph 54 of SFAS 128, and the total shown for shares outstanding, continuing to refer to pre-split per share values is not consistent with this reporting.

Therefore, you should replace all per share amounts, including those in captions on your Statements of Changes in Stockholder’s Equity and in Note 5, with the equivalent post-split amounts.  Alternatively, tandem disclosure of the pre and post split per share figures would also be sufficient to comply with Rule 12b-20 of Regulation 12B.  We reissue prior comment 3.

Response

We have amended our annual filing on Form 10-KSB/A to include post-split amounts in Note 5 to comply with Rule 12b-20 of Regulation 12B.

Statements of Cash Flows, page 21

5. We note that you have not complied with prior comment 4, asking that you explain the reasons you have depicted offering costs as an add-back in the operating section of your cash flow statement for 2006.  Tell us whether the offering costs were cash or non-cash and reconcile the add-back figure of $10,185 with the corresponding amount of $20,795 reported in Note 5.  We reissue prior comment 4.

Response

We have read paragraph 28 of APB 9, and recognize that this amount should be “excluded from the determination of net income or the results of operations on the cash flow statement.”  We have therefore amended our annual filing on Form 10-KSB/A to remove the add-back in the operating section of the Statement of Cash Flows, and included the non-cash item in the supplemental disclosure of the Statement of Cash Flows.  The remainder of the “payments for offering costs” as reported in Note 5 remains as the cash portion of the offering costs.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 23

Asset Retirement Obligation, page 23

6. We have read your response to prior comment 5, acknowledging that you have disclosed the handling of asset retirement obligations under the full cost methodology, also indicating that you have no such obligations.  However we had observed that you were describing a full cost accounting function while also disclosing that you follow the successful efforts methodology.  Tell us which of these two conventions you intend to follow, and provide us with the details of any adjustments that will be necessary to conform your accounting to one of these methods.  We reissue prior comment 5.

Response

We have revised our disclosures on our annual filing on Form 10-KSB/A to clarify that we follow the successful efforts method of accounting, and to remove any reference or language alluding to the full cost methodology.  There are no adjustments considered necessary to conform our accounting to the successful efforts method of accounting.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

General

7. Please revise the accounting and disclosures in your interim reports as necessary to comply with all the applicable comments written on your annual report.

Response

b
We have reviewed applicable comments in connection with our filing of the Form 10-QSB for the quarters ended December 31, 2007 and March 31, 2008, and have noted that the revisions that would be made to the interim financials would be insignificant, and immaterial in the case of comment 5, and we therefore propose to waive amending the interim filings. In addition, with respect to comment 5, we believe the applicable changes in our amended annual filing on Form 10-KSB/A will be sufficient to address your concerns and removing the offering costs from the inception to date column in the December 31, 2007 10-QSB will not be material to investors in light of the fact that the inception to date column will be dropped going forward as we are no longer a development stage company.

Disclosure Controls and Procedures, page 15

8. We note that you propose to include the appropriate language in filings going forward.  You should comply with Item 308(c) of Regulation S-B, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  We reissue prior comment 8.

Response

We have noted that we have not explicitly provided in the Form 10-QSB for the quarter ended December 31, 2007 that there has been no material changes in our internal controls over financial reporting that occurred during the last fiscal quarter. Our position is  that amending the entire interim filing to state "during the last fiscal quarter" is not material to investors and therefore not the best utilization of the Company's resources at this time. We represent that there have been no material changes in our internal controls over financial reporting that occurred during the last fiscal quarter, for the quarter ended December 31, 2007. We will include the appropriate disclosure in our future filings.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Financial Statements

Note 1 – Nature of Operations and Summary fo Significant Accounting Policies, page 6

Asset Retirement Obligations, page 8

9. We note that you disclose that you have not recorded an asset retirement obligation because you are unable to estimate the fair value.  We understand that you acquired the interests in producing oil and gas properties in the recently completed quarter.  Other companies in your industry have been able to estimate asset retirement obligations that are commonly incurred, such as the costs of plugging a well.  Unless you are able to demonstrate why your particular circumstances preclude recognition of an asset retirement obligation, it would appear that you have not complied with SFAS 143.

Response

We have read SFAS 143, and have noted that paragraph 3 under Initial Recognition and Measurement of a Liability for an Asset Retirement Obligation which states: “An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made.”  As such, we will recognize an asset retirement obligation when a reasonable estimate of fair value can be made.  We are currently completing the permitting of the drilling of unitization wells, and are implementing a secondary water recovery program which dramatically affects the recovery process as well as existing reserves.  Additionally, we are in the process of obtaining a revised reserve report which will enable us to effectively calculate the life of the wells.  We will recognize an asset retirement obligation as soon as practicable, which we anticipate is likely to occur prior to our fiscal year end of September 30, 2007.

Note 3 – Proved Property, page 11

10. We reminded you of your reporting obligations on Form 8-K, related to your January 16, 2008 acquisition of producing oil and gas properties, in prior comment 7.  As of this date you have no complied with these obligations.  Although you have included an unaudited statement of Revenues and Direct Operating Expenses associated with these interest on page 17 of your quarterly report, embedded in your MD&A discussion, this does not satisfy your reporting obligations under Rule 13a-11 of Regulations 13A.

You will need to perform the significance calculations prescribed by Rule 8-04 of Regulation S-X and provide financial statements for the appropriate periods.  These statements must be audited; and should include disclosures about reserves and the standardized measure of discounted future net cash flows prescribed by SFAS 69, which may be unaudited.  You will also need to prepare pro forma financial statements, following the guidance in Article 11 of Regulations S-X.

Please file the financial statements, audited opinion, and pro forma information in an amendment to the Form 8-K that you filed on January 22, 2008 to comply with Item 9.01 of the form instructions.  Send us the significance calculations that you performed in determining that you have filed financial statements for the appropriate periods.  We reissue prior comment 7.

Response

b
We have read Item 310(c) of Regulation S-B, and understand that the acquisition of a working interest in oil and gas producing properties (if significant to the acquirer) is considered an acquisition of a “business.”  In view of this, we have incorporated certain financial data relating to this newly acquired working interest together with our quarterly filing for the period ended March 31, 2008.  We will also amend our filing on Form 8-K filed on January 22, 2008 to comply with Item 9.01 of the form instructions.  We expect to file this as soon as we are able to obtain an audit of the acquired oil and gas producing property (the acquired “business”).   However, we believe it will be difficult to prepare a full set of financial statements for the property due to limited information being available from the prior operator and also due to this property not being independent from other properties owned by the prior operator. Therefore, we propose to provide an audited statement of revenues and direct operating expenses.  We also believe that we will be able to provide that audited statement of revenues and direct operating expenses more expeditiously than a full set of audited statements.  We expect this to occur as soon as practicable, and prior to the filing of our next interim filing in August.  Also, in furtherance of our effort to complete the amendment of this Form 8-k as soon as practicable, we propose filing condensed SFAS 69 disclosures.  Our significance calculation is as follows:

	September 30, 2007
	JayHawk Energy	Candak Property	% of Total

Property and assets	2,725,698	3,500,000	56%

Gross revenues	―	1,033,898	100%

Expenses	225,281	321,275	59%

Net income (loss)	(225,281)	712,623	146%

Please note, in light of the significance calculation and outcome, we understand that for applicable pro forma disclosures on the Form 8-K, if any of the conditions exceed 40%, the financial statements shall be furnished for the two most recent fiscal years.  However, neither the Company nor the acquired “business” has been in existence in its current state for longer than one and a quarter years.  We will therefore provide financial information to the extent available and applicable.

In conclusion, the Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter adequately addresses the issues raised in your comment letter dated June 17, 2008. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Very truly yours,

By: /s/ JOSEPH B. YOUNG
Name: Joseph B. Young
Title: Chief Financial Officer